SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Kensington Capital Acquisition Corp. IV

(Name of Issuer)

Class A ordinary shares, $0.0001 par value

(Title of Class of Securities)

G52519 108

(CUSIP Number)

Justin Mirro

1400 Old Country Road, Suite 301

Westbury, New York 11590

(703) 674-6514

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G52519 108

1	NAME OF REPORTING PERSON Kensington Capital Sponsor IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,124,642[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,124,642[1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,124,642[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.

Includes 3,267,500 Class A ordinary shares, $0.0001 par value, of Kensington Capital Acquisition Corp. IV (the “Issuer”) and 9,857,142 of the Issuer’s Class B ordinary shares, $0.0001 par value, which are automatically convertible into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-262266). Kensington Capital Sponsor IV LLC (the “Sponsor”) is controlled by its managing member, Kensington Capital Partners, LLC (“Kensington”), which is controlled by its managing member, Justin Mirro (“Mirro”). Mirro indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Consequently, Kensington and Mirro may be deemed the beneficial owners of the shares held by the Sponsor and have shared voting and dispositive control over such securities. Kensington and Mirro disclaim any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

CUSIP No. G52519 108

1	NAME OF REPORTING PERSON Kensington Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,124,642[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,124,642[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,124,642[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

2.

Includes 3,267,500 Class A ordinary shares and 9,857,142 Class B ordinary shares. The Sponsor is controlled by its managing member, Kensington, which is controlled by its managing member, Mirro. Mirro indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Consequently, Kensington and Mirro may be deemed the beneficial owners of the shares held by the Sponsor and have shared voting and dispositive control over such securities. Kensington and Mirro disclaim any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

CUSIP No. G52519 108

1	NAME OF REPORTING PERSON Justin Mirro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,124,642[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,124,642[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,124,642[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

3.

Includes 3,267,500 Class A ordinary shares and 9,857,142 Class B ordinary shares. The Sponsor is controlled by its managing member, Kensington, which is controlled by its managing member, Mirro. Mirro indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Consequently, Kensington and Mirro may be deemed the beneficial owners of the shares held by the Sponsor and have shared voting and dispositive control over such securities. Kensington and Mirro disclaim any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Kensington Capital Sponsor IV LLC (the “Sponsor”), Kensington Capital Partners, LLC (“Kensington”) and Justin Mirro (“Mirro” and collectively with the Sponsor and Kensington, the “Reporting Persons”).

Item1.	Security and Issuer

Securities acquired: Class A ordinary shares, $0.0001 par value

Issuer:	Kensington Capital Acquisition Corp. IV (the “Issuer”)
1400 Old Country Road, Suite 301
Westbury, New York 11590

Item2.	Identity and Background

(a)	This statement is filed by:

(i)

the Sponsor, which is the holder of record of approximately 39.9% of the issued and outstanding ordinary shares of all classes of the Issuer (32,857,142) based on 23,000,000 Class A ordinary shares, $0.0001 par value and 9,857,142 Class B ordinary shares, $0.0001 par value, outstanding as of March 4, 2022, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on March 10, 2022;

(ii)	Kensington, the sole member of the Sponsor; and

(iii)	Mirro, the Chairman and Chief Executive of the Issuer and the managing member of Kensington.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The principal business address of each of the Reporting Persons is 1400 Old Country Road, Suite 301, Westbury, New York 11590.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor. The principal business of Kensington, in addition to its role as managing member of the Sponsor, is to make investments and provide strategic advice to its portfolio companies ranging from capital markets, investment strategy and operational performance. The principal business of Mr. Mirro, in addition to his role as an officer and director of the Issuer, is to serve as managing member of Kensington. In addition, Mr. Mirro holds offices at various other affiliates of Kensington.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor and Kensington are each a Delaware limited liability company. Mr. Mirro is a citizen of the United States.

Item3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price for the ordinary shares currently beneficially owned by the Reporting Persons was $32,700,000. The source of these funds was the working capital of the Sponsor.

Item4.	Purpose of the Transaction

In March, 2021, the Sponsor acquired an aggregate of 7,475,000 Class B ordinary shares, and in November, 2021, the Sponsor acquired an additional 2,382,142 Class B ordinary shares, for an aggregate purchase price of $25,000.

On March 4, 2022, in the Issuer’s Initial Public Offering (the “IPO”), the Sponsor acquired 3,267,500 units (“Public Units”) of the Issuer at $10.00 per Public Unit. Each Public Unit consists of one Class A ordinary share, one Class 1 redeemable warrant and one Class 2 redeemable warrant, each whole warrant exercisable to purchase one Class A ordinary share, at an exercise price of $11.50 per share (as described more fully in the Issuer’s Final Prospectus dated March 1, 2022 (the “Prospectus”)).

The ordinary shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the ordinary shares from time to time and, subject to certain restrictions, may dispose of any or all of the ordinary shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to lock-up restrictions as further described in Item 6 below.

The Sponsor loaned the Issuer an aggregate of $200,000 to cover expenses related to the IPO pursuant to a promissory note, dated on March 24, 2021 that was later amended on November 16, 2021 (the “Note”). Such loan is non-interest bearing and was converted into a Working Capital Loan (as defined below) in connection with the IPO.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Sponsor and Mr. Mirro have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with any shareholder approval in connection therewith. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item5.	Interest in Securities of the Issuer

(a)-(b) As of March 4, 2022, the Reporting Persons may be deemed to beneficially own 9,857,142 of the Issuer’s Class B ordinary shares, representing 30% of the Class A ordinary shares issued and outstanding and assuming the conversion of all Class B ordinary shares of the Reporting Persons. The Class B ordinary shares are automatically convertible into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-262266).

The percentage of the Class B ordinary shares held by the Reporting Persons is based on 23,000,000 Class A ordinary shares issued and outstanding as of March 4, 2022 as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the SEC on March 10, 2022.

The Sponsor is controlled by its managing member, Kensington, which is controlled by its managing member, Mirro. Mirro indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Consequently, Kensington and Mirro may be deemed the beneficial owners of the shares held by the Sponsor and have shared voting and dispositive control over such securities. Kensington and Mirro disclaim any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

The holdings described herein exclude 16,000,000 Class A ordinary shares issuable upon the exercise of 16,000,000 Private Placement Warrants (as defined below) held directly by the Sponsor. Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment, and becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Amount beneficially owned: See the responses to Row 11 on the attached cover pages.

Percent of class: See the responses to Row 13 on the attached cover pages.

Number of shares as to which such person has:

(iv)	Sole power to vote or direct the vote: See the responses to Row 7 on the attached cover pages;

(v)	Shared power to vote or direct the vote: See the responses to Row 8 on the attached cover pages;

(vi)	Sole power to dispose or direct the disposition of: See the responses to Row 9 on the attached cover pages;

(vii)	Shared power to dispose or direct the disposition of: See the responses to Row 10 on the attached cover pages.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s ordinary shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Letter Agreement

On March 1, 2022, in connection with the IPO, the Issuer, the Sponsor and the directors and officers of the Issuer entered into the letter agreement (the “Letter Agreement”), pursuant to which they agreed to waive (i) their redemption rights with respect to any ordinary shares held by them in connection with the completion of the Issuer’s initial business combination, (ii) their redemption rights with respect to any ordinary shares held by them in connection with a shareholder vote to approve an amendment to the Issuer’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of the Issuer’s Class A ordinary shares if the Issuer has not completed its initial business combination within 24 months from March 4, 2022 or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity and (iii) their rights to liquidating distributions from the trust account with respect to any Class B ordinary shares held by them if the Issuer fails to complete its initial business combination within 24 months from March 4, 2022 or during any extension period, although they will be entitled to liquidating distributions from the trust account with respect to any Class A ordinary shares they hold if the Issuer fails to complete its initial business combination within the prescribed time frame.

The Sponsor has also agreed that it will be liable to the Issuer if and to the extent any claims by a third party (except for the Issuer’s independent registered public accounting firm) for services rendered or products sold to the Issuer, or by a prospective target business with which the Issuer has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per Class A ordinary share or (ii) such lesser amount per Class A ordinary share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the Issuer’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on March 4, 2022 (and is incorporated by reference herein as Exhibit 10.1).

Registration Rights Agreement

On March 1, 2022, in connection with the IPO, the Sponsor and the other initial stockholders of the Issuer on or prior to the closing of the IPO entered into a registration rights agreement with the Issuer, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on March 4, 2022 (and is incorporated by reference herein as Exhibit 10.2).

Private Placement Warrants Purchase Agreement

On March 1, 2022, in connection with the IPO, the Sponsor and the Issuer entered into a private placement warrants purchase agreement (the “Private Placement Warrants Purchase Agreement”), pursuant to which the Sponsor acquired an aggregate of 16,000,000 private placement warrants (the “Private Placement Warrants”) for a purchase price of $0.50 per warrant in a private placement that occurred simultaneously with the closing of the IPO. Each Private Placement Warrant entitles the holder to purchase one Class A ordinary share at $11.50 per share, subject to adjustment as provided in the Private Placement Warrants Purchase Agreement. The Private Placement Warrants (including the warrants that may be issued upon conversion of Working Capital Loans (as defined below) and the Class A ordinary shares issuable upon exercise of such warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder. The Private Placement Warrants will expire worthless if the Issuer fails to complete its initial business combination within 24 months from March 4, 2022 or during any extension period.

The description of the Private Placement Warrants Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on March 4, 2022 (and is incorporated by reference herein as Exhibit 10.3).

Promissory Note and Working Capital Loans

The Sponsor loaned the Issuer an aggregate of $200,000 to cover expenses related to the IPO pursuant to the Note. Such loan is non-interest bearing and was converted into a Working Capital Loan (as defined below) in connection with the IPO.

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with the Issuer’s initial business combination, the Sponsor or an affiliate of the Sponsor, or certain of the Issuer’s officers and directors may, but are not obligated to, loan the Issuer funds as may be required (“Working Capital Loans”). The Working Capital Loans would either be repaid upon consummation of the Issuer’s initial business combination or, at the lender’s discretion, up to $2.0 million of such Working Capital Loans may be convertible into warrants of the post business combination entity at a price of $0.50 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of March 4, 2022, the Company had no borrowings under the Working Capital Loans other than under the Note.

Item7.	Material to be Filed as Exhibits

Exhibit 10.1	Letter Agreement, dated as of March 1, 2022, among the Issuer, the Sponsor and each of the officers and directors of the Issuer (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 4, 2022).

Exhibit 10.2	Registration Rights Agreement, dated as of March 1, 2022, among the Issuer, the Sponsor and the other parties thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 4, 2022).

Exhibit 10.3	Private Placement Warrants Purchase Agreement, dated as of March 1, 2022, among the Issuer and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 4, 2022).

Exhibit 99.1	Joint Filing Agreement, dated March 17, 2022, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17 , 2022	KENSINGTON CAPITAL SPONSOR IV LLC

	By:	Kensington Capital Partners, LLC
	Its:	Managing Member

	By:	/s/ Justin Mirro
Name: Justin Mirro
Title: Managing Member

Date: March 17 , 2022	KENSINGTON CAPITAL PARTNERS, LLC

	By:	/s/ Justin Mirro
Name: Justin Mirro
Title: Managing Member

Date: March 17 , 2022		/s/ Justin Mirro
JUSTIN MIRRO